PLBY Group, Inc.

10960 Wilshire Blvd., Suite 2200

Los Angeles, CA 90024

September 7, 2021

VIA EMAIL & EDGAR

Cara Wirth

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PLBY Group, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-259213)

Dear Ms. Wirth:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259213) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern Time on September 9, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 or michelle.gasaway@skadden.com and that such effectiveness also be confirmed in writing.

Very truly yours,

PLBY Group, Inc.

By:	/s/ Chris Riley
	Name:	Chris Riley
	Title:	General Counsel

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
P. Michelle Gasaway